							Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Earnings
Income before income taxes and
cumulative effect of accounting
changes	$690	$666	$779	$339	$604	$316	$736
Add: Fixed charges	$211	$200	$270	$220	$231	$250	$205
Less: Interest capitalized	$38	$28	$39	$39	$33	$17	$21
Total	$863	$838	$1,010	$520	$802	$549	$920

Fixed charges
Interest expense (net)	$62	$61	$82	$49	$57	$89	$49
Add: Interest capitalized	$38	$28	$39	$39	$33	$17	$21
Gross interest expense	$100	$89	$121	$88	$90	$106	$70
Add: Interest factor of operating
lease expense	$111	$111	$149	$132	$141	$144	$135
Total	$211	$200	$270	$220	$231	$250	$205

Ratio of earnings to fixed charges	4.09	4.19	3.74	2.36	3.47	2.20	4.49